Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A. (“Company”) hereby informs its shareholders and the general market that, on August 24, 2018, it signed an agreement to sell its participation interest in Gerdau Hungria KFT Y CIA Sociedad Regular Colectiva, a subsidiary of the Company located in Spain and owner of 98,89% of Gerdau Steel India Ltd. shares, to Blue Coral Investment Holdings Pte. Ltd and Mountainpeak Investment Holdings Ltd.. The transaction perimeter involves 100% of the operations and assets in India, including the special steels industrial unit located in Tadipatri, with annual installed capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled steel.

The enterprise value of the transaction corresponds to US$120 million, subject to the typical adjustments. The consummation of the transaction is subject to typical settlement conditions and is expected to occur by the end of 2018.

The transaction will enable Gerdau to focus more on managing its strategic assets in the Americas, where its key markets, Brazil and the United States, are located.

Advisors

Citigroup Global Markets Inc is serving as the exclusive financial advisor to Gerdau.

São Paulo, August 27, 2018.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer